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                                                                    EXHIBIT 99.2

                      (Equipment Finance, Inc. Letterhead)


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON ________________

TO THE SHAREHOLDERS OF EQUIPMENT FINANCE, INC.:

NOTICE IS HEREBY GIVEN that a Special Meeting of the Shareholders of Equipment Finance, Inc. will be held at 118 West Airport Road, Lititz, Pennsylvania, on __________, ______________, 2002 at 10:00 a.m., prevailing time, for the purpose of considering and voting upon the following matters:

         1. Proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of November 2, 2001, as amended, by and among Sterling Financial Corporation, Sterling EFI Acquisition Corporation (In Organization) and Equipment Finance, Inc., providing, among other things, for the merger of Equipment Finance, Inc. with and into Sterling EFI Acquisition Corporation.

         2. To adjourn the Special Meeting if more time is needed to solicit proxies.

         3. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

Only those shareholders of record at the close of business on ___________, 2001 are entitled to notice of and to vote at the meeting.

Please promptly sign the enclosed proxy and return it in the enclosed postpaid envelope. We cordially invite you to attend the meeting. Your proxy is revocable, and you may withdraw it at any time. You may deliver notice of revocation or deliver a later dated proxy to the Secretary of the corporation before the vote at the meeting.

We enclose, among other things, a copy of the 2000 Annual Report of Equipment Finance, Inc.

                                              BY ORDER OF THE BOARD OF DIRECTORS




                                              George W. Graner
                                              President